
Mail Stop 7010

February 5, 2009

Via U.S. mail and facsimile

Mr. E.V. Goings
Chief Executive Officer
Tupperware Brands Corporation
14901 South Orange Blossom Trail
Orlando, FL 32837

> **RE:** **Form 10-K for the fiscal year ended December 29, 2007**
> **Form 10-Q for the period ended September 27, 2008**
> **File No. 001-11657**

Dear Mr. Goings:

We have reviewed your response letter dated January 13, 2009 and have the following additional comments. If you disagree with any comments, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<p style="text-align:center">FORM 10-K FOR THE YEAR ENDED DECEMBER 29, 2007</p>

Risk Factors

Legal and Regulatory Issues, page 10

1. We note your proposed revision in response to comment 2 in our letter dated December 22, 2008. In future filings, please further expand your risk factor discussion to clarify how these regulations, if adopted without permitting you an exemption, would inhibit your ability to attract and recruit sales force members.

<u>FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 27, 2008</u>

<u>Consolidated Financial Statements</u>

<u>Note 10 – Debt, page 12</u>

2. We note your response to comment 7 from our letter dated December 22, 2008 in which you indicate that it is reasonably possible that you will face a constraint in light of your covenants for the fourth quarter of 2008. Please tell us and disclose how your covenants could constrain your borrowing capacity, results of operations, cash flows and/or financial position. Please tell us and disclose whether you have failed to meet any of your debt covenants for the year ended December 27, 2008. Please also tell us and disclose if you have received waivers and/or modifications to your debt covenants to cure or prevent any potential violations. If so, please explain how long the waivers and/or modifications are for and what potential violations the waivers and/or modifications pertain to. If you have failed to meet any of your debt covenants, please consider the need to file a Form 8-K under Item 2.04(a) to disclose the following:
    *   Date of the triggering event;
    *   Brief description of the agreement or transaction;
    *   Brief description of the triggering event;
    *   Amount of the direct financial obligation and the terms of payment or acceleration; and
    *   Any other material obligations that may arise, increase, be accelerated or become direct financial obligations as a result of the triggering event.

* * * *

Please respond to these comments within 10 business days. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Hagen Ganem, Attorney, at (202) 551-3330 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief